United States securities and exchange commission logo





                             December 20, 2023

       James J. Sebra
       Chief Financial Officer and Treasurer
       Independence Realty Trust, Inc.
       1835 Market Street, Suite 2601
       Philadelphia, PA 19103

                                                        Re: Independence Realty
Trust, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-36041

       Dear James J. Sebra:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2023

       Item 2. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Current Developments
       Capital Recycling and Portfolio Reorganization and Deleveraging Strategy, page 27

   1. We note your disclosure that negotiations of sales of certain properties under your
                                                        Portfolio Optimization
and Deleveraging Strategy plan could result in the recognition of an impairment loss in
the fourth quarter 2023. We also note your disclosure within your
                                                        Form 8-K filed on
October 30, 2023, that you will be required, under GAAP, to record an impairment charge in
the fourth quarter 2023 that you currently estimate to be between
                                                        $23 and $25 million,
and that you expect to incur impairment charges in the fourth quarter of 2023 related to
certain other properties, ranging between $32 and $38 million. Please tell us what
consideration to gave to expanding your discussion herein consistent with the material impairments
section of your earnings release quantifying the impairment changes estimated to be
incurred during the fourth quarter of 2023. Additionally, tell us what
 James J. Sebra
Independence Realty Trust, Inc.
December 20, 2023
Page 2
         consideration you gave to disclosing and/or recognizing any of these impairment charges within your financial statements during the quarter ended September 30, 2023. Your response should address your consideration of ASC 855-10-25.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 with any questions.



FirstName LastNameJames J. Sebra                             Sincerely,
Comapany NameIndependence Realty Trust, Inc.
                                                             Division of
Corporation Finance
December 20, 2023 Page 2                                     Office of Real
Estate & Construction
FirstName LastName